Exhibit 99.1

Sinovac Biotech Ltd. Announces First Sales of its Seasonal
Influenza Vaccine, Anflu(TM)
 Wednesday September 27, 7:30 am ET

BEIJING, Sept. 27 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News) announced today that the third product of the Company, seasonal influenza vaccine, is successfully released for sale by National Institute for the Control of Pharmaceutical and Biological Products ("NICPBP"). On the same day, the first bunch of purchase orders is signed with several customers. These purchase orders represent a major step for the Company as its third vaccine product begins sales in China. And it is expected to be another major source to generate sales revenue for the Company.

Sinovac's VP of Marketing and Sales commented, "We expect Chinese flu vaccine market to bear a high growth rate when people's awareness of health is enhanced and their disposable income is increased. This is the third product of Sinovac. Our sales team is encouraged. And they are confident to successfully bring this product to the Chinese market."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

     For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com